FORM OF SECOND SUPPLEMENTAL INDENTURE
Dated as of February 28, 2007
between
ROYAL BANK OF CANADA
and
THE BANK OF NEW YORK
(as successor to JPMorgan Chase Bank, National association),
AS TRUSTEE

to
INDENTURE
Dated as of October 23, 2003
between
ROYAL BANK OF CANADA
and
JPMORGAN CHASE BANK, NATIONAL ASSOCIATION, as Trustee

     Second Supplemental Indenture, dated as of February 28, 2007 (this “Second Supplemental Indenture”) between Royal Bank of Canada, a Canadian chartered bank (the “Bank”), having its corporate headquarters located at Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada M5J 2J5 and its head office located at 1 Place Ville Marie, Montreal, Quebec, Canada H3C 3A9, and The Bank of New York, as successor to JPMorgan Chase Bank, National Association, a national banking association, as Trustee (the “Trustee”), under the Senior Debt Indenture dated as of October 23, 2003 between the Bank and the Trustee (the “Senior Debt Indenture”) as amended by the First Supplemental Indenture dated as of July 21, 2006 between the Bank and the Trustee (the “First Supplemental Indenture” and, together with the Senior Debt Indenture, the “Indenture”). All capitalized terms used in this Second Supplemental Indenture and not otherwise defined herein have the meanings given such terms in the Indenture.
Recitals Of The Bank
     Whereas, the Bank and the Trustee entered into the Indenture, pursuant to which one or more series of senior debt securities of the Bank may be issued from time to time; and
     Whereas, Section 901 of the Indenture provides, among other things, that without the consent of the Holders of any Securities, the Bank, when authorized by a Board Resolution, and the Trustee may enter into an indenture supplemental to the Indenture in form satisfactory to the Trustee in order to establish the form of Securities of any series as permitted by Sections 201 and 301; and
     Whereas, the Bank wishes to amend the Indenture as provided herein; and
     Whereas, all things necessary to make this Second Supplemental Indenture a valid agreement of the Bank, in accordance with its terms, have been done.
     Now, Therefore, in consideration of the foregoing recitals and other valuable consideration, the receipt whereof is hereby acknowledged, the Bank agrees with the Trustee, as follows:
ARTICLE I
AMENDMENTS
     Section 1.1 Amendment of Definitions
     The following definitions shall be added to the applicable definitions set forth in Section 101 of the Indenture:

     “Pricing Supplement” means a pricing supplement relating to a Supplemental Obligation, together with the accompanying prospectus, prospectus supplement and any product-specific prospectus supplement, in each case if and to the extent applicable.
     “Supplemental Obligation” means the obligations of the Bank, as described in a Pricing Supplement and represented by a Global Security, constituting a single “series” (or any part thereof), as such term is used in the Indenture. “Supplemental Obligations” refers to one or more series of such obligations. All references in the Indenture to the “Securities of any series,” the “Securities of the relevant series,” the “Securities of such series” or any substantially similar phrase shall also refer to a Supplemental Obligation or Supplemental Obligations, as the case may be.
     The following definitions shall be amended in their entirety in Section 101 of the Indenture:
     “Security” means the unsecured debentures, notes or other evidence of indebtedness of the Bank to be issued in one or more series as provided in the Indenture; provided, that where the Indenture provides for a Security to be executed, authenticated or delivered, such execution, authentication or delivery will be deemed to occur in respect of a Supplemental Obligation upon the making by the Trustee of the notation required by the related Bank Order on Annex A to the Master Note; and provided further, that where the Indenture provides for a Security to be delivered or surrendered for the purpose of cancellation, transfer or exchange, such delivery or surrender will be deemed to occur in respect of a Supplemental Obligation upon the deletion or other appropriate modification or amendment with respect to such Supplemental Obligation on such Annex A.
     Section 1.2. Addition to Article Two of the Indenture
     The following shall be added as a new Sections 206 and 207, after current Section 205:

Section 206. Form of Master Global Security.
(Face of Security)
     THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.
     UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE ISSUER, OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.
     [Insert any legend required by the Internal Revenue Code and the Income Tax Act (Canada) and the regulations thereunder]
     THIS SECURITY IS A MASTER NOTE WITHIN THE MEANING SPECIFIED HEREIN AND REPRESENTS AN INVESTMENT SECURITY WITHIN THE MEANING OF ARTICLE EIGHT OF THE UNIFORM COMMERCIAL CODE (“NY UCC”). THIS SECURITY IS SUBJECT TO AND GOVERNED BY SECTION 8-202 OF THE NY UCC. THE TERMS OF ANY SUPPLEMENTAL OBLIGATION REPRESENTED HEREBY ARE INCORPORATED BY REFERENCE TO THE APPLICABLE PRICING SUPPLEMENT. BY ACCEPTANCE OF THIS SECURITY, THE HOLDER IS DEEMED TO HAVE KNOWLEDGE OF SUCH TERMS AND TO HOLD SUCH SUPPLEMENTAL OBLIGATION(S) SUBJECT TO AND IN ACCORDANCE WITH SUCH TERMS.

ROYAL BANK OF CANADA
Senior Global Medium-Term Note, Series C

(Master Note)

     This security will not constitute a deposit that is insured under the Canada Deposit Insurance Corporation Act or by the United States Federal Deposit Insurance Corporation.

ROYAL BANK OF CANADA
Senior Global Medium-Term Note, Series C
(Master Note)

          This Security is a Global Security within the meaning of the Indenture (as defined in Section 1 on the reverse hereof) and represents one or more Supplemental Obligations, as such term is defined in the Indenture, of Royal Bank of Canada, a Schedule I bank under the Bank Act (Canada) (hereinafter the “Bank”, which term includes any successor Person under the Indenture). The terms of each Supplemental Obligation are and will be reflected in this Security, the Bank’s prospectus dated           (as it may be supplemented by the prospectus supplement specified from time to time in the Distribution Agreement, dated           , as it may be supplemented or amended from time to time, the “Prospectus”), relating to such Supplemental Obligation, and in pricing supplement(s) identified on Annex A attached hereto (each such pricing supplement, together with the Prospectus and any product-specific prospectus supplement designated therein (if applicable), a “Pricing Supplement”), which Pricing Supplement(s) are on file with the Trustee hereinafter referred to. With respect to each Supplemental Obligation, the description and terms of such Supplemental Obligation contained in the applicable Pricing Supplement are hereby incorporated by reference herein and are deemed to be a part of this Security as of the Original Issue Date specified on Annex A. Each reference to “this Security” or a “Security of this series” includes and shall be deemed to refer to each Supplemental Obligation.
          With respect to each Supplemental Obligation, every term of this Security is subject to modification, amendment, supplementation or elimination through the incorporated terms of the applicable Pricing Supplement, whether or not the phrase “unless otherwise provided in the Pricing Supplement” or language of similar import precedes the term of this Security so modified, amended or eliminated. Without limiting the foregoing, in the case of each Supplemental Obligation, the Holder of this Security is directed to the applicable Pricing Supplement for a description of certain terms of such Supplemental Obligation, including the manner of determining the amount of cash payable or (if applicable) Securities deliverable at maturity and the method of determining, and the dates (if any) for the payment and resetting of, interest, if any, on such Supplemental Obligation (including, without limitation, information relating to any applicable interest rate, relevant securities, currency, commodities or other index or indices, any single security, currency or commodity or basket thereof of any combination of the foregoing that may be relevant to such determination), the dates, if any, on which the principal amount of and interest, if any, on such Supplemental Obligation is determined and payable, the amount payable upon any acceleration of such Supplemental Obligation and the principal amount of such Supplemental Obligation deemed to be Outstanding for purposes of determining whether Holders of the requisite principal amount of Securities have made or given any request, demand, authorization, direction, notice, consent, waiver or other action under the Indenture, including any limitation on the ability of the Holder to seek to collect amounts due hereunder.
          Terms that are used and not defined in this Security but that are defined in the Indenture are used herein as defined therein.
          This Security is a “Master Note”, which term means a Global Security that provides for incorporation therein of the terms of Supplemental Obligations by reference to the applicable Pricing Supplements, substantially as contemplated herein.

     The Bank, for value received, hereby promises to pay to CEDE & Co., as nominee for The Depository Trust Company, or registered assigns, (i) on each principal payment date, including each amortization date, redemption date, repayment date or maturity date, as applicable, of each Supplemental Obligation, the principal amount then due and payable for each such Supplemental Obligation, as specified, and solely if and to the extent so specified, in the applicable Pricing Supplement and (ii) on each interest payment date and at maturity, the interest then due and payable, if any, with respect to each Supplemental Obligation as specified, and solely if and to the extent so specified, in the applicable Pricing Supplement.
1. Payment of Principal
     With respect to each Supplemental Obligation, the Bank shall pay the principal amount as specified, and solely if and to the extent so specified, in the applicable Pricing Supplement on the Stated Maturity Date shown therein.
2. Payment of Interest
     With respect to each Supplemental Obligation, the Bank shall pay interest on the principal amount as specified, and solely if and to the extent so specified, in the applicable Pricing Supplement. Each date so determined or provided for in the applicable Pricing Supplement for the payment of interest is hereinafter referred to as an “Interest Payment Date.”
3. Currency of Payment
     Payment of principal of (and premium, if any) and interest on any Supplemental Obligation will be made in the currency designated as the “required currency” for such payment (or in a comparable manner) in the applicable Pricing Supplement (the “Required Currency” for any payment on such Supplemental Obligation), except as provided in this and the next three paragraphs. For each Supplemental Obligation, the Required Currency for any payment shall be made in the Required Currency for such payment unless, at the time of such payment, such currency is not legal tender for the payment of public and private debts in the country issuing such currency on the Original

     Issue Date, in which case the Required Currency for such payment shall be such coin or currency as at the time of such payment is legal tender for payment of public and private debts in such country, except as provided in the next sentence. If the euro is the Required Currency for any payment, the Required Currency for such payment shall be such coin or currency as at the time of payment is legal tender for the payment of public and private debts in all EMU Countries (as defined in Section 3 on the reverse hereof), provided that, if on any day there are not at least two EMU Countries, or if on any day there are at least two EMU Countries but no coin or currency is legal tender for the payment of public and private debts in all EMU Countries, then the Required Currency for such payment shall be deemed not to be available to the Bank on such day.
     If provided in the applicable Pricing Supplement and except as provided in the next paragraph, any payment to be made on a Supplemental Obligation in a Required Currency other than U.S. dollars will be made in U.S. dollars if the Person entitled to receive such payment transmits a written request for such payment to be made in U.S. dollars to the Trustee at its Corporate Trust Office, on or before the fifth Business Day before the payment is to be made. Such written request may be mailed, hand delivered, telecopied or delivered in any other manner approved by the Trustee. Any such request made with respect to any payment on a Supplemental Obligation payable to a particular Holder will remain in effect for all later payments on such Supplemental Obligation payable to such Holder, unless such request is revoked on or before the fifth Business Day before a payment is to be made, in which case such revocation shall be effective for such and all later payments. In the case of any payment of interest payable on an Interest Payment Date, such written request must be made by the Person who is the registered Holder of this Security on the relevant Regular Record Date.
     The U.S. dollar amount of any payment made pursuant to the preceding paragraph will be determined by the Exchange Rate Agent, as near as practicable to 11:00 A.M., New York City time, on the second Business Day preceding each payment date, based upon the indicative bid quotation that it quotes for the aggregate amount of Required Currency which is to be exchanged for payment in U.S. dollars on such payment date, which shall be a competitive rate in the market at that time for such a transaction. If such bid quotation is not available, the Exchange Rate Agent will obtain bid quotations from three, or if three are not available, then two, leading foreign exchange banks in The City of New York selected by the Exchange Rate Agent for such purchase and will enter into an agreement to trade the relevant currencies with such foreign exchange bank as shall have submitted the highest bid. If the Exchange Rate Agent determines that two such bid quotations are not available on such second Business Day, such payment will be made in the Required Currency for such payment. All currency exchange costs associated with any payment in U.S. dollars on this Security will be borne by the Holder entitled to receive such payment, by deduction from such payment.
     Notwithstanding the foregoing, if any amount payable on a Supplemental Obligation is payable on any day (including at Maturity) in a Required Currency other than U.S. dollars, and if such Required Currency is not available to the Bank on the two

     Business Days before such day, due to the imposition of exchange controls, disruption in a currency market or any other circumstances beyond the control of the Bank, the Bank will be entitled to satisfy its obligation to pay such amount in such Required Currency by making such payment in U.S. dollars. The amount of such payment in U.S. dollars shall be determined by the Exchange Rate Agent on the basis of the noon buying rate for cable transfers in The City of New York for such Required Currency (the “Exchange Rate”) as of the latest day before the day on which such payment is to be made. Any payment made under such circumstances in U.S. dollars where the required payment is in other than U.S. dollars will not constitute an Event of Default under the Indenture or such Supplemental Obligation.
4. Manner of Payment – U.S. Dollars
     Except as provided in the next paragraph, payment of the principal of (and premium, if any) and interest payable on any Supplemental Obligation in U.S. dollars will be made at the office or agency of the Bank maintained for that purpose in The City of New York (or at any other office or agency maintained by the Bank for that purpose), against surrender of this Security (subject to Section 6 below) in the case of any payment due at the Maturity of the principal of such Supplemental Obligation; provided, however, that at the option of the Bank, payment of interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register.
     Payment of any amount payable on any Supplemental Obligation in U.S. dollars will be made by wire transfer of immediately available funds to an account maintained by the payee with a bank located in the Borough of Manhattan, The City of New York, if (i) the principal of such Supplemental Obligation is at least $1,000,000 and (ii) the Holder entitled to receive such payment transmits a written request for such payment to be made in such manner to the Trustee at its Corporate Trust Office, on or before the fifth Business Day before the day on which such payment is to be made; provided that, in the case of any such payment due at the Maturity of the principal of such Supplemental Obligation (other than any payment of interest that first becomes due on an Interest Payment Date), subject to Section 6 below, this Security must be surrendered at the office or agency of the Bank maintained for that purpose in The City of New York (or at any other office or agency maintained by the Bank for that purpose) in time for the Paying Agent to make such payment in such funds in accordance with its normal procedures. Any such request made with respect to any payment on such Supplemental Obligation payable to a particular Holder will remain in effect for all later payments on such Supplemental Obligation payable to such Holder, unless such request is revoked on or before the fifth Business Day before a payment is to be made, in which case such revocation shall be effective for such and all later payments. In the case of any payment of interest payable on a Supplemental Obligation on an Interest Payment Date, such written request must be made by the Person who is the registered Holder of this Security on the relevant Regular Record Date. The Bank will pay any administrative costs imposed by banks in connection with making payments by wire transfer with respect to this Security, but any tax, assessment or other governmental charge imposed upon any payment will be borne by the Holder of this Security and may be deducted from the payment by the Bank or the Paying Agent.
5. Manner of Payment – Other Specified Currencies
     Payment of any amount payable on any Supplemental Obligation in a Required Currency other than U.S. dollars will be made by wire transfer of immediately available funds to such account as is maintained in such Required Currency at a bank or other financial institution acceptable to the Bank and the Trustee and as shall have been designated at least five Business Days prior to the applicable payment date by the Person entitled to receive such payment; provided that, in the case of any such payment due at the Maturity of the principal of such Supplemental Obligation (other than any payment of interest that first becomes due on an Interest Payment Date), subject to Section 6 below, this Security must be surrendered at the office or agency of the Bank maintained for that purpose in The City of New York (or at any other office or agency maintained by the Bank for that purpose) in time for the Paying Agent to make such payment in such funds in accordance with its normal procedures. Such account designation shall be made by transmitting the appropriate information to the Trustee at its Corporate Trust Office in the Borough of Manhattan, The City of New York, by mail, hand delivery, telecopier or in any other manner approved by the Trustee. Unless revoked, any such account designation made with respect to any Supplemental Obligation by the Holder hereof will remain in effect with respect to any further payments with respect to such Supplemental Obligation payable to such Holder. If a payment in a Required Currency other than U.S. dollars with respect to any Supplemental Obligation cannot be made by wire transfer because the required account designation has not been received by the Trustee on or before the requisite date or for any other reason, the Bank will cause a notice to be given to the Holder of this Security at its registered address requesting an account designation pursuant to which such wire transfer can be made and such payment will be made within five Business Days after the Trustee’s receipt of such a designation meeting the requirements specified above, with the same force and effect as if made on the due date. The Bank will pay any administrative costs imposed by banks in connection with making payments by wire transfer with respect to this Security, but any tax, assessment or other governmental charge imposed upon any payment will be borne by the Holder of this Security and may be deducted from the payment by the Bank or the Paying Agent.
6. Manner of Payment – Global Securities
     Notwithstanding any provision of an applicable Pricing Supplement or the Indenture, the Bank may make any and all payments of principal, premium and interest on this Security pursuant to the applicable procedures of the Depositary for this Security as permitted in the Indenture (the “Applicable Procedures”). Notwithstanding the foregoing, whenever the provisions hereof require that this Security be surrendered against payment of the principal of a Supplemental Obligation, such surrender may be effected by means of an appropriate adjustment to Annex B hereto to reflect the discharge of such Supplemental Obligation, with such adjustment to be made by the Trustee in a manner not inconsistent with the Applicable Procedures of the Depositary for this Security, and in such circumstances this Security need not actually be surrendered.
     Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.
     Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

     IN WITNESS WHEREOF, the Bank has caused this instrument to be duly executed.

ROYAL BANK OF CANADA

Dated:	By:

Name: Title:

By:

Name: Title:
CERTIFICATE OF AUTHENTICATION
     This is one of the Securities designated therein referred to in the within-mentioned Indenture.

Dated:
THE BANK OF NEW YORK, (as successor to JPMorgan Chase Bank, N.A.) as Trustee

By:

Authorized Signatory

[REVERSE OF SECURITY]
1. Securities and the Indenture
     This Security is one of a duly authorized issue of securities of the Bank (herein called the “Securities”), issued and to be issued in one or more series under an Indenture, dated as of October 23, 2003, the First Supplemental Indenture, dated as of July 21, 2006 and the Second Supplemental Indenture, dated as of February 28, 2007 (together, and as it may be further amended or supplemented from time to time, the “Indenture,” which term shall have the meaning assigned to it in such instrument), between the Bank and The Bank of New York, as successor to JPMorgan Chase Bank, N.A., as Trustee (herein called the “Trustee”, which term includes any successor trustee under the Indenture), and reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Bank, the Trustee and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. In the event of any conflict between the Indenture and any Pricing Supplement, the Pricing Supplement shall prevail with respect to the applicable Supplemental Obligation, to the extent lawful.
2. Calculation Agent and Exchange Rate Agent
     The Bank has initially appointed the institutions named in the applicable Pricing Supplement as Calculation Agent or Exchange Rate Agent, as the case may be, to act as such agents with respect to the Supplemental Obligation described in such Pricing Supplement, but the Bank may, in its sole discretion, appoint any other institution (including any Affiliate of the Bank) to serve as any such agent from time to time. The Bank will give the Trustee prompt written notice of any change in any such appointment. Insofar as this Security or the applicable Pricing Supplement provides for any such agent to obtain rates, quotes or other data from a bank, dealer or other institution for use in making any determination hereunder, such agent may do so from any institution or institutions of the kind contemplated hereby notwithstanding that any one or more of such institutions are any such agent, Affiliates of any such agent or Affiliates of the Bank.
     All determinations made by the Calculation Agent or the Exchange Rate Agent with regard to a Supplemental Obligation may be made by such agent in its sole discretion and, absent manifest error, shall be conclusive for all purposes and binding on the Holder of this Security and the Bank. Neither the Calculation Agent nor the Exchange Rate Agent shall have any liability therefor.
     References in this Security to U.S. dollars shall mean, as of any time, the coin or currency that is then legal tender for the payment of public and private debts in the United States of America.

     References in this Security to the euro shall mean, as of any time, the coin or currency (if any) that is then legal tender for the payment of public and private debts in all EMU Countries.
     With respect to any Supplemental Obligation, references in this Security to a particular currency other than U.S. dollars and euros shall mean, as of any time, the coin or currency that is then legal tender for the payment of public and private debts in the country issuing such currency on the Original Issue Date for such Supplemental Obligation.
3. Redemption at the Option of the Bank; No Sinking Fund
     Unless otherwise specified in the applicable Pricing Supplement, a Supplemental Obligation shall not be redeemable at the option of the Bank before the Maturity Date.
     In the event of redemption of this Global Security in part only, annotation of such partial cancellation or redemption shall be made on Annex B.
     Unless otherwise specified in the applicable Pricing Supplement, no Supplemental Obligation will have a sinking fund.
4. Repayment at the Option of the Holder
     Unless otherwise specified in the applicable Pricing Supplement, a Supplemental Obligation will not be subject to repayment at the option of the Holder.
5. Defeasance
     The Indenture contains provisions for defeasance at any time of the entire indebtedness of a Supplemental Obligation or certain restrictive covenants and Events of Default with respect to a Supplemental Obligation, in each case upon compliance with certain conditions set forth in the Indenture. Such provisions are applicable to a particular Supplemental Obligation only to the extent specified in the applicable Pricing Supplement.
6. Default
     If an Event of Default with respect to a Supplemental Obligation shall occur and be continuing, the principal of such Supplemental Obligation may be declared due and payable in the manner and with the effect provided in the Indenture. Upon payment (i) of the amount of principal so declared due and payable and (ii) of interest on any overdue principal and overdue interest (in each case to the extent that payment of such interest shall be legally enforceable), all of the Bank’s obligations in respect of the payment of the principal of and any interest on the Supplemental Obligations (including this Security and the interests represented hereby) shall terminate.

7. Modification and Waiver
     The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Bank and the rights of the Holders of the Supplemental Obligations to be affected under the Indenture at any time by the Bank and the Trustee with the consent of the Holders of a majority in principal amount of Supplemental Obligations at the time Outstanding of each Supplemental Obligation to be affected. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of a Supplemental Obligation at the time Outstanding, on behalf of the all Holders of such Supplemental Obligation, to waive compliance by the Bank with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and the Persons who are beneficial owners of interests represented hereby, and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.
8. Remedies
     As provided in and subject to the provisions of the Indenture, the Holder of this Security shall not have the right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder, unless such Holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to a Supplemental Obligation and the Holders of not less than 25% in principal amount of such Supplemental Obligation at the time Outstanding shall have made written request to the Trustee to institute proceedings in respect of such Event of Default as Trustee and offered the Trustee reasonable indemnity, and the Trustee shall not have received from the Holders of a majority in principal amount of a Supplemental Obligation at the time Outstanding a direction inconsistent with such request, and shall have failed to institute any such proceeding, for 90 days after receipt of such notice, request and offer of indemnity. The foregoing shall not apply to any suit instituted by the Holder of this Security for the enforcement of any payment of principal hereof or any premium or interest hereon on or after the respective due dates expressed herein.
     No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Bank, which is absolute and unconditional, to pay the principal of and any premium and interest on this Security at the times, place and rate, and in the coin or currency, herein prescribed.
9. Disclosure under Interest Act (Canada)
     For disclosure purposes under the Interest Act (Canada), whenever in a Supplemental Obligation or the Indenture interest at a specified rate is to be calculated on the basis of a period less than a calendar year, the yearly rate of interest to which such rate is equivalent is such rate multiplied by the actual number of days in the relevant calendar year and divided by the number of days in such period.
10. Transfer or Exchange
     As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Bank in any place where the principal of and any premium and interest on this Security are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Bank and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities of like tenor, of Authorized Denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.
     Securities are issuable only in registered form without coupons in “Authorized Denominations”, which term shall have the following meaning. For each Security having a principal amount payable in U.S. dollars, the Authorized Denominations shall be $1,000 and multiples thereof. For each Security having a principal amount payable in a Required Currency other than U.S. dollars, the Authorized Denominations shall be the amount of such Required Currency equivalent, at the Exchange Rate on the first Business Day next preceding the date on which the Bank accepts the offer to purchase such Security, to $1,000 and any multiple thereof. As provided in the Indenture and subject to certain limitations therein set forth, Securities are exchangeable for a like aggregate principal amount of the such Securities exchanged and of like tenor of a different Authorized Denomination, as requested by the Holder surrendering the same.
     No service charge shall be made for any such registration of transfer or exchange of Securities as provided above, but the Bank or the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.
     Prior to due presentment of this Security for registration of transfer, the Bank, the Trustee and any agent of the Bank or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Bank, the Trustee nor any such agent shall be affected by notice to the contrary.
     This Security shall be subject to the provisions of the Indenture relating to Global Securities, including the limitations in Section 305 thereof on transfers and exchanges of Global Securities.
     This Security is a Master Note and may be exchanged at any time, solely upon the request of the Bank to the Trustee, for one or more Global Securities in the same aggregate principal amount, each of which may or may not be a Master Note, as requested by the Bank. Each such replacement Global Security that is a Master Note shall reflect such of the Supplemental Obligations as the Bank shall request. Each such replacement Global Security that is not a Master Note shall represent one (and only one) Supplemental Obligation as requested by the Bank, and such Global Security shall be appropriately modified so as to reflect the terms of such Supplemental Obligation.
11. Defined Terms
     All terms used in this Security that are defined in the Indenture shall have the meanings assigned to them in the Indenture.
12. Governing Law
     Except as otherwise provided in the Indenture, this Security and the Indenture shall be governed by and construed in accordance with the laws of the State of New York.

ANNEX A

Pricing Supplement	CUSIP Number and			Decrease in		Effective Date of
(Name and/or Accession	Title of Supplemental	Principal Amount of	Original Issue	Principal	Increase in	Increase or	Trustee
Number)	Obligation	Supplemental Obligation	Date	Amount	Principal Amount	Decrease	Notation

A-1

ANNEX B
SCHEDULE OF EXCHANGES OF SUPPLEMENTAL OBLIGATIONS
The following exchanges of a part of this Global Security for physical certificates or a part of another Global Security have been made:

Principal amount of
	Amount of decrease	Amount of increase	this Global Security
	in principal amount	in principal amount	following such	Signature of
	of this Global	of this Global	decrease (or	authorized officer
Date of Exchange	Security	Security	increase)	of Trustee

B-1

ANNEX C
CUSIP NO.

Supplemental Obligation No.

Pricing Supplement No.                     and Date

ORIGINAL ISSUE DATE:
ROYAL BANK OF CANADA
SENIOR GLOBAL MEDIUM-TERM NOTE, SERIES C
(MASTER NOTE)
OPTION TO ELECT REPAYMENT
TO BE COMPLETED ONLY IF THE SUPPLEMENTAL OBLIGATION
REFERENCED IN THIS NOTICE IS REPAYABLE
AT THE OPTION OF THE HOLDER AND THE HOLDER
ELECTS TO EXERCISE SUCH RIGHT
     The undersigned hereby irrevocably requests and instructs the Bank to repay the Supplemental Obligation referred to in this notice (or the portion thereof specified below) at the applicable Repayment Price, together with interest to the Repayment Date, all as provided for in such Supplemental Obligation, to the undersigned, whose name, address and telephone number are as follows:

(please print name of the undersigned)

(please print address of the undersigned)

(please print telephone number of the undersigned)
     If such Supplemental Obligation provides for more than one Repayment Date, the undersigned requests repayment on the earliest Repayment Date after the requirements for exercising this option have been satisfied, and references in this notice to the Repayment Date mean such earliest Repayment Date. Terms used in this notice that are defined in such Supplemental Obligation are used herein as defined therein.
     For such Supplemental Obligation to be repaid the Bank must receive at the applicable address of the Trustee set forth below or at such other place or places of which the Bank shall from time to time notify the Holder of such Supplemental Obligation, on any Business Day not later than the 30th or earlier than the 60th calendar day prior to the Repayment Date (or, if either such calendar day is not a Business Day, the next succeeding Business Day), (i) such Supplemental Obligation, with this “Option to Elect

C -1-

Repayment” form duly completed and signed, or (ii) a telegram, telex, facsimile transmission or letter from a member of a national securities exchange or the National Association of Securities Dealers, Inc., a commercial bank or a trust company in the United States of America setting forth (a) the name, address and telephone number of the Holder of such Supplemental Obligation, (b) the principal amount of such Supplemental Obligation and the amount of such Supplemental Obligation to be repaid, (c) a statement that the option to elect repayment is being exercised thereby and (d) a guarantee stating that an appropriate adjustment to Annex B to the Security, with such adjustment to be made by the Trustee in a manner not inconsistent with the Applicable Procedures of the Depositary for the Security, will be made to reflect the discharge of such Supplemental Obligation to be repaid herewith, not later than five Business Days after the date of such telegram, telex, facsimile transmission or letter (provided that this form, duly completed and signed, is also received by the Bank by such fifth Business Day). The address to which such deliveries are to be made is:
The Bank of New York
101 Barclay Street
Floor 4E
New York, New York 10286
or at such other place as the Bank or the Trustee shall notify the holder of such Security.
     If less than the entire principal amount of such Supplemental Obligation is to be repaid, specify the portion thereof (which shall equal any Authorized Denomination) that the Holder elects to have repaid:

and specify the denomination or denominations (which shall equal any Authorized Denomination) of the Security or Securities to be issued (if any) to the Holder in respect of the portion of such Supplemental Obligation not being repaid (in the absence of any specification, one Security will be issued in respect of the portion not being repaid):

Date:	By:

Notice: The signature to this Option to Elect Repayment must correspond with the name of the Holder as written on the face of such Security in every particular without alteration or enlargement or any other change whatsoever.

C -2

ABBREVIATIONS
     The following abbreviations, when used in the inscription on the face of this instrument, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM –	as tenants in common	UNIF GIFT MIN ACT Custodian
TEN ENT -	as tenants by the entireties	(Cust) (Minor)
JT TEN -	as joint tenants with right of survivorship and not as tenants in common	Under Uniform Gifts to Minors Act

(State)
Additional abbreviations may also be used though not in the above list.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby
sell(s), assign(s) and transfer(s) unto
PLEASE INSERT SOCIAL SECURITY
OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

PLEASE PRINT OR TYPE NAME AND ADDRESS
INCLUDING ZIP CODE OF ASSIGNEE

the within Security and all rights thereunder, hereby irrevocably constituting and appointing attorney

to transfer said Security on the books of the Bank, with full power of substitution in the premises.

Date:	By:

Notice: The signature to this assignment must correspond with the name as written upon the face of the within instrument in every particular, without alteration or enlargement or any other change whatever.

     Section 207. Responsibility of Trustee with respect to Master Global Securities.
     In addition to all other duties of the Trustee in connection with the issuance of Securities hereunder, the Trustee shall be required to maintain each of the pricing supplements and other documents from which the terms of the Securities are incorporated by reference into any Master Global Security and to notate the issuance of any Supplemental Obligation thereunder as directed by Bank Order. Such notation shall, with respect to any Supplemental Obligation, be deemed to constitute the authentication of such Supplemental Obligation for purposes of this Indenture.

ARTICLE II
MISCELLANEOUS
     Section 2.1. Effect of Second Supplemental Indenture on Indenture. This Second Supplemental Indenture is a supplement to the Indenture. As supplemented by this Second Supplemental Indenture, the Indenture is in all respects ratified, approved and confirmed, and the Indenture and this Second Supplemental Indenture shall together constitute one and the same instrument.
     Section 2.2. Effective Date. The modifications to the Indenture set forth in this Second Supplemental Indenture shall become effective on the date first above written.
     Section 2.3. Counterparts. This Second Supplemental Indenture may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.
     Section 2.4. Governing Law. This Second Supplemental Indenture shall be governed by and construed in accordance with the laws of the jurisdiction that govern the Indenture and its construction.
     Section 2.5. The Trustee. The Trustee shall not be responsible in any matter whatsoever for or in respect of the validity or sufficiency of this Second Supplemental Indenture or for or in respect of the recitals contained herein, all of which are made solely by the Bank.

IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed, all as of the day and year first above written.

ROYAL BANK OF CANADA
By:

Title:
Name:

By:

Title:
Name:

THE BANK OF NEW YORK, (as successor to JPMorgan Chase Bank, N.A.) as Trustee
By:

Title:
Name: